UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts operations at the new Diesel Hydrotreatment Unit at Replan
—

Rio de Janeiro, May 28, 2025 – Petróleo Brasileiro S.A. – Petrobras announces that it has started operations at a new Diesel Hydrotreatment Unit at the Paulínia Refinery (Replan), in São Paulo. The operation began three months ahead of the date originally scheduled in the feasibility study, and the project was executed within the approved investment level at the time.

With the start-up of the new unit, Replan increases its production capacity of S-10 diesel by up to 63 kbpd (thousand barrels per day) and jet fuel by up to 21 kbpd. This expansion prepares the refinery for the phase-out of S-500 diesel (500 ppm sulfur), enabling the complete conversion of its diesel production to S-10 diesel (10 ppm sulfur). Additionally, this conversion brings environmental benefits, improving the plant’s energy efficiency and reducing sulfur compound (SOx) emissions from the fleet, which will now use S-10 instead of S-500.

Petrobras remains focused on operational safety, improving energy efficiency, and reducing greenhouse gas emissions, while upgrading its refineries and ensuring competitiveness. Over the next five years, the company plans to invest approximately US$ 15.2 billion to expand refining capacity and position its refineries among the world's best in efficiency and operational performance.

About Replan

Inaugurated in May 1972, Replan is the largest refinery in Brazil in terms of processing capacity, with a throughput of 434 kbpd. The unit accounts for 24% of the diesel market in the country and was named “Refinery of the Year 2024” by the World Refining Association, a globally renowned entity that promotes integration among major companies in the sector. In addition to diesel, the refinery produces gasoline, jet fuel, asphalt, LPG and propylene, among other petroleum derivatives.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer